SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-372

Texas-New Mexico Power Company

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility/Holding Company

Texas Generating Company, LP	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited partnership

Texas Generating Company II, L.L.C.	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited liability company

2. Following is a brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company, LP (TGC) and Texas Generating Company II, L.L.C. (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

Texas-New Mexico Power Company (TNMP) provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 47,000 customers in nine municipalities and adjacent rural areas in New Mexico. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

Within Texas, TNMP is a regulated public utility that during 2002 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

•	56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

•	14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

•	Six communities in far west Texas between Midland and El Paso.

Prior to 2002, TNMP was also engaged in the generation and sale of electric energy in Texas. Effective January 1, 2002, TNMP separated its Texas utility operations in accordance with the provisions of the Texas electric utility restructuring legislation enacted in 1999. Since that date, First Choice Power, Inc. (FCP), TNMP’s affiliated retail electric provider, has assumed the activities related to the sale of electricity to retail customers in Texas, both within TNMP’s service territories and elsewhere. FCP or other retail electric providers operating in TNMP’s service territories now serve customers formerly served directly by TNMP. Texas Generating Company, LP (TGC) became the unregulated entity performing the generation activities of TNMP. TNMP continues to operate its regulated transmission and distribution business in Texas.

TGC exited the power generation business during 2002 when it sold all its generating facilities in October 2002. TGC owns no other generation facilities and has no plans to conduct any other generating activities.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

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Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

3. Certain information, for the calendar year 2002 with respect to claimant is provided in the following chart:

(a) Total MWH sold and related revenues are as follows:

	MWH	Revenues From Sales
Retail	6,788,156	$245,252,000
Wholesale	1,978,194	53,806,000

Totals	8,766,350	$299,058,000

TNMP, TGC and TGCII are incorporated or organized in the State of Texas

(b) MWH sold and related revenues at retail in (a) above, are as follows:

	MWH	Retail Revenues
Texas	5,769,821	$152,945,000
New Mexico	1,018,335	92,307,000

Totals	6,788,156	$245,252,000

(c) MWH sold and related revenues at wholesale in (a) above, are as follows:

	MWH	Wholesale Revenues
Texas	1,978,194	$53,806,000
New Mexico	—	—

Totals	1,978,194	$53,806,000

(d) MWH purchased and related expenses are as follows:

	MWH	Purchased Power Expenses
Texas	24,906	$1,826,000
New Mexico	1,082,018	62,902,000

Totals	1,106,924	$64,728,000

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4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

Exhibit A. Presented are:

•	a consolidating statement of income of the claimant and its subsidiaries for the last calendar year 2002,

•	a consolidating balance sheet of the claimant as of the close of the 2002 calendar year, and

•	consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2002 calendar year.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2003.

Texas-New Mexico Power Company

	By:	/s/ Scott Forbes
Corporate Seal Attest:		Scott Forbes Sr. Vice President–Chief Financial and Accounting Officer

/s/ Paul W. Talbot
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Paul W. Talbot, Secretary & Senior Counsel

Texas-New Mexico Power Company

P. O. Box 2943

Fort Worth, Texas 76113

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Exhibit A

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATING STATEMENTS OF INCOME

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas-New Mexico Power Company	Texas Generating Company	Texas Generating Company II	Consolidating Entries	Texas-New Mexico Power Company Consolidated
OPERATING REVENUES	$250,101	$54,862	$—	$(1,056)	$303,907

OPERATING EXPENSES:
Purchased power and fuel	65,193	36,542	—	(1,056)	100,679
Other operating and maintenance	65,775	9,465	—	—	75,240
Depreciation of utility plant	27,567	—	—	—	27,567
Charge for recovery of stranded plant	(733)	—	—	—	(733)
Taxes other than income taxes	21,097	3,410	—	—	24,507

Total operating expenses	178,899	49,417	—	(1,056)	227,260

OPERATING INCOME	71,202	5,445	—	—	76,647
Other income and deductions, net	4,967	(193)	44	(4,354)	464

INCOME BEFORE INTEREST CHARGES AND INCOME TAXES	76,169	5,252	44	(4,354)	77,111

INTEREST CHARGES:
Interest on long-term debt	17,453	847	—	—	18,300
Other interest and amortization of debt-related costs	3,419	95	—	—	3,514

Total interest charges	20,872	942	—	—	21,814

INCOME BEFORE INCOME TAXES	55,297	4,310	44	(4,354)	55,297
Income taxes	19,166	—	—	—	19,166

NET INCOME	$36,131	$4,310	$44	$(4,354)	$36,131

Exhibit A

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATING STATEMENTS OF RETAINED EARNINGS

For the Year Ended December 31, 2002

(Amounts in Thousands)

	Texas- New Mexico Power Company	Texas Generating Company	Texas Generating Company II	Consolidating Entries	Texas- New Mexico Power Company Consolidated
BALANCE AT DECEMBER 31, 2001	$115,685	$(9,082)	$(354)	$9,436	$115,685
Net income (loss)	36,131	4,310	44	(4,354)	36,131
Dividends on common stock	(97,300)	(89,469)	—	89,469	(97,300)

BALANCE AT DECEMBER 31, 2002	$54,516	$(94,241)	$(310)	$94,551	$54,516

Exhibit A

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

CONSOLIDATING BALANCE SHEET

December 31, 2002

(Amounts in Thousands)

	Texas- New Mexico Power Company	Texas Generating Company	Texas Generating Company II	Consolidating Entries	Texas- New Mexico Power Company Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$283	$1	$—	$—	$284
Accounts receivable	33,744	(66)	—	—	33,678
Deferred purchased power and fuel costs	1,320	—	—	—	1,320
Other current assets	1,674	—	—	—	1,674

Total current assets	37,021	(65)	—	—	36,956

UTILITY PLANT	782,667	—	—	—	782,667
Less: accumulated depreciation	278,757	—	—	—	278,757

Net utility plant	503,910	—	—	—	503,910

LONG-TERM AND OTHER ASSETS:
Investments in subsidiary companies	(711)	—	4,294	(3,583)	—
Other property and investments, at cost	343	—	—	—	343
Recoverable stranded costs	298,748	—	—	—	298,748
Regulatory tax assets	913	—	—	—	913
Deferred charges	9,962	—	—	—	9,962

Total long-term and other assets	309,255	—	4,294	(3,583)	309,966

	$850,186	$(65)	$4,294	$(3,583)	$850,832

CAPITALIZATION AND LIABILITIES
CURRENT LIABILITIES:
Current maturities of long-term debt	$171,000	$—	$—	$—	$171,000
Notes payable	14,557	—	—	—	14,557
Accounts payable	8,997	546	—	—	9,543
Other current liabilities	25,432	100	—	—	25,532

Total current liabilities	219,986	646	—	—	220,632

LONG-TERM AND OTHER LIABILITIES:
Deferred purchased power and fuel costs	23,656	—	—	—	23,656
Accumulated deferred income taxes	148,971	—	—	—	148,971
Accumulated deferred investment tax credits	19,333	—	—	—	19,333
Deferred credits	12,751	—	—	—	12,751

Total long-term and other liabilities	204,711	—	—	—	204,711

LONG-TERM DEBT, LESS CURRENT MATURITIES	174,495	—	—	—	174,495

COMMON SHAREHOLDER’S EQUITY:
Common stock	107	436,543	4,602	(441,145)	107
Other paid-in-capital	197,751	(343,013)	2	343,011	197,751
Retained earnings (deficit)	54,516	(94,241)	(310)	94,551	54,516
Accumulated other comprehensive loss	(1,380)	—	—	—	(1,380)

Total common shareholder’s equity	250,994	(711)	4,294	(3,583)	250,994

	$850,186	$(65)	$4,294	$(3,583)	$850,832

Exhibit B

TEXAS-NEW MEXICO POWER COMPANY AND SUBSIDIARIES

(a wholly owned subsidiary of TNP Enterprises, Inc.)

Financial Data Schedule

For the Period Ending December 31, 2002

(Amounts in Thousands)

Item No.	Caption Heading	Amount

1	Total Assets	$850,832

2	Total Operating Revenues	303,907

3	Net Income	36,131